1314 Main Street, Suite 102 Louisville, CO 80027 Phone: 617-243-0060 Fax: 617-243-0066

June 12, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Electronics and Machinery

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Eric Atallah

Re:	Precision Optics Corporation, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2018
Filed September 27, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 15, 2019
File No. 001-10647

Dear Mr. Atallah:

I am securities counsel for Precision Optics Corporation, Inc. (the “Company”). The Company has filed a revised Form 10-K/A through EDGAR.

The Form 10-K/A contains revisions to Exhibit 23.1 that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated May 22, 2019.

Set forth below is the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of the comment in the letter from the Staff.

Form 10-K for the Fiscal Year Ended June 30, 2018

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 20

Comment 1.	In future filings, revise management’s report to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrate Framework that was used to perform your assessment, i.e., the 1992 Framework or the Updated Framework issued in 2013. Please refer to Item 308(a)(2) of Regulation S-K.

Response 1.	The Company will comply with the Staff’s comment in future filings.

Report of Independent Registered Public Accounting Firm, page F-1

Comment 2.	In future filings, please have your auditor disclose the year they began serving consecutively as your auditor. Refer to PCAOB AS 3101.10(b).
Response 2.	The Company will comply with the Staff’s comment in future filings.

Exhibit 23.1, page 1

Comment 3.	The consent of Stowe & Degon LLC refers to their report dated September 27, 2018, although their audit report included on page F-1 of the Form 10-K is dated September 21, 2018. Please amend your filing to have Stowe & Degon LLC provide a consent that refers to the correct audit report date.
Response 3.	The Company has amended its Form 10-K to add a consent from Stowe & Degon LLC that refers to the correct audit date report.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources, page 14

Comment 4.	Question 1: Revise future filings to clearly explain why you are presenting non-GAAP net income (loss) amounts as part of your liquidity discussion, and to provide all the disclosures required by Item 10(e) of Regulation S-K.
Response 4.	Answer 1: The Company will comply with the Staff’s comments in future filings.

The Company’s intention in presenting non-GAAP net income (loss) is to alert the reader’s attention to significant non-cash expense charges to operations during periods of increased sales and reduced operating losses. Although stock based compensation and bad debt expense may be recurring items, in the case of the Company, the amounts expensed in the June 30, 2018 and September 30, 2018 quarters were significant causing the Company to believe the non-GAAP presentation would be helpful to readers in evaluating cash generated and expected to be generated from comparative revenues and net income (loss) on a quarterly basis. Stock based compensation and bad debt expense are presented in the Statements of Cash Flows, but that statement is on a year-to-date, not a quarterly basis.

Additionally, the Cash Provided By (Used In) Operating Activities in the Statements of Cash Flows is subject to inconsistent fluctuations in the working capital item Customer Advances, which are customer prepayments for products or services that are not recognized as revenue until delivery by the Company of those goods or services. Consequently, changes in Customer Advances can result in unusual fluctuations in Cash Provided by (Used In) Operating Activities when compared to revenue and net income (loss) for the same period.

The Company believes that for these reasons and because the stock-based compensation and bad debt expense items were unusually significant in the periods presented, that the non-GAAP net income (loss) supplemental disclosure in the Liquidity section of Item 2. is not misleading and would be helpful to the reader in evaluating comparable periodic operating results of the Company.

In any future filings of the Company containing the non-GAAP net income (loss) disclosure, the Company will provide a more thorough explanation of its intent for providing the disclosure and will ensure that all disclosure requirements of Item 10(e) for Regulation S-K are met.

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Comment 4.	Question 2: To the extent that you are presenting non-GAAP net income (loss) as a liquidity measure, explain to us how you considered Questions 102.03 and 102.06 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Response 4.	Answer 2: Regarding 102.03, stock-based compensation and bad debt expense have been recurring items for the Company, but the expense amounts charged in the June 30, 2018 and September 30, 2018 quarters were significant, unusual and infrequent in nature given the Company’s results of operations, financial condition and trending during those quarters. Therefore, the Company believes the non-GAAP disclosure to be meaningful and helpful to a reader.

Regarding 102.06, the Company ensured that the stock-based compensation and bad debt expense items reflected in the non-GAAP disclosure in Item 2. Liquidity section were prominently disclosed and therefore reconcilable to the Statement of Cash Flows. For this reason, the Company believes the non-GAAP presentation is not misleading and is a meaningful and helpful supplemental disclosure to Cash Provided From (Used In) Operating Activities in the Statement of Cash Flows.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly
Amy M. Trombly, Esq.

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